VooDoo Spirits, Inc.
Financial Statements, 2015

108 Cliffside Dr.
Canandaigua, NY 14424

## Balance Sheet

| | As of: | Dec 31, 2015 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| Checking/Savings | | |
|  ESL Business Checking | | 1,721.76 |
|  ESL Business Savings | | 2,144.64 |
|  Petty Cash USD | | 437.60 |
| Total Checking/Savings | | 4,304.00 |
| **Total Current Assets** | | **4,304.00** |
| **Fixed Assets** | | |
| Accumulated Depreciation | | -1,884.00 |
| Automobile | | 1,409.47 |
| Furniture and Equipment | | 1,907.80 |
| Intangible Assets | | 2,500.00 |
| **Total Fixed Assets** | | **3,933.27** |
| **Other Assets** | | |
| La Distillerie Beninoise | | 50,177.95 |
| **Total Other Assets** | | **50,177.95** |
| **TOTAL ASSETS** | | **58,415.22** |
| **LIABILITIES & EQUITY** | | |
| **Liabilities** | | |
| Current Liabilities | | |
|  Accounts Payable | | |
|   Accounts Payable | | 3,315.55 |
|  Total Accounts Payable | | 3,315.55 |
| Total Current Liabilities | | 3,315.55 |
| **Total Liabilities** | | **3,315.55** |
| **Equity** | | |
| Convertible Debt | | 229,956.76 |
| Opening Balance Equity | | 500.00 |
| Retained Earnings | | -126,078.93 |
| Net Income | | -49,278.16 |
| **Total Equity** | | **55,099.67** |
| **TOTAL LIABILITIES & EQUITY** | | **58,415.22** |

VooDoo Spirits, Inc.
Financial Statements, 2015

108 Cliffside Dr.
Canandaigua, NY 14424

## Income Statement

**Ordinary Income/Expense**

**Income**

| | |
|---|---:|
| Interest and Dividends | 15.44 |
| Other Income | 179.01 |
| **Total Income** | **194.45** |
| | |
| **Gross Profit** | **194.45** |

**Expense**

| | |
|---|---:|
| Advertising and Promotion | 675.00 |
| Automobile Expense | 420.14 |
| Bank Service Charges | 234.00 |
| Computer and Internet Expenses | 401.58 |
| Depreciation Expense | 994.67 |
| Factory Equipment and Supplies | 2,648.93 |
| Insurance Expense | 4,053.40 |
| La Distilleries Expenses | 19,148.58 |
| Meals and Entertainment | 404.13 |
| Office Supplies | 64.93 |
| Postage and Delivery | 41.28 |
| Product Development | 32.20 |
| Professional Fees | 6,098.59 |
| Rent Expense | 10,109.21 |
| Repairs and Maintenance | 219.89 |
| Tax Withholdings | 700.00 |
| Telephone Expense | 422.59 |
| Travel Expense | 2,209.12 |
| **Total Expense** | **48,878.24** |

| | |
|---|---:|
| **Net Ordinary Income** | **-48,683.79** |

**Other Income/Expense**

**Other Expense**

| | |
|---|---:|
| Exchange Gain or Loss | 594.37 |
| **Total Other Expense** | **594.37** |
| | |
| **Net Other Income** | **-594.37** |
| | |
| **Net Income** | **-49,278.16** |

VooDoo Spirits, Inc.
Financial Statements, 2015

108 Cliffside Dr.
Canandaigua, NY 14424

## Cash Flow Statement

| OPERATING ACTIVITIES | Jan - Dec 15 |
|---|---|
| Net Income | -49,278.16 |
| Adjustments to reconcile Net Income to net cash provided by operations: | |
| Accounts Payable | -774.38 |
| **Net cash provided by Operating Activities** | **-50,052.54** |
| | |
| INVESTING ACTIVITIES | |
| Accumulated Depreciation | -420.00 |
| Furniture and Equipment | 405.68 |
| La Distillerie Beninoise | -9,379.09 |
| **Net cash provided by Investing Activities** | **-9,393.41** |
| | |
| FINANCING ACTIVITIES | |
| Convertible Debt | 52,956.76 |
| **Net cash provided by Financing Activities** | **52,956.76** |
| | |
| Net cash increase for period | -6,489.19 |
| Cash at beginning of period | 10,793.19 |
| **Cash at end of period** | **4,304.00** |

## Statements of Changes in Stockholders' Equity

| | |
|---|---|
| **Beginning Equity** | **51421.07** |
| Net Income | -49278.16 |
| Additions to Convertible Debt | 52956.76 |
| **Ending Equity Balance** | **55099.67** |

## Notes to the Financial Statements

1.  VooDoo Spirits is making preparations for the US import of TAMBOUR ORIGINAL, a liquor produced by the fully owned subsidiary, La Distillerie Béninoise, SARL, located in Benin, West Africa. VooDoo Spirits owns the intellectual property of this product including formula and Trademark registration.
2.  Intangible assets listed are for the TAMBOUR ORIGINAL trademark and are listed solely as the amount in filing and professional fees to prepare the application of the trademark.
3.  The value of the subsidiary company, La Distillerie Béninoise, SARL is consolidated as a single line item under other assets, taking a conversion of the asset value reported for the company, converted into USD at the average rate for 2015.
4.  In the equity portion, Convertible Debt Notes include both those which have and those which have not directly converted into equity.
5.  The product has not yet launched in the US. Income listed came from bank accounts' interest and temporary subleasing of excess building space. Income for the subsidiary company, La Distillerie Béninoise, SARL is consolidated into the assets listed for the company and is not directly visible in this report.